Exhibit 99.3

XYLO TECHNOLOGIES LTD.

PROXY CARD

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Mr. Liron Carmel, the Company’s Chief Executive Officer, and Ms. Tali Dinar, the Company’s Chief Financial Officer, each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Xylo Technologies Ltd. (the “Company”) which the undersigned is entitled to vote at the Special General Meetings of Shareholders (the “Meetings”) to be held on May 27, 2025, at 3:00 p.m. and 3:30 p.m. (Israel time) (8:00 a.m. and 8:30 a.m. E.T) at Meitar | Law Offices, 16 Abba Hillel Rd., Ramat Gan, Israel, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of the Meeting and Proxy Statement relating to the Meetings filed with the Securities Exchange Commission on April 21, 2025.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted “FOR” the Proposals described in the Proxy Statement. Any and all proxies heretofore given by the undersigned are hereby revoked.

SPECIAL GENERAL MEETINGS OF SHAREHOLDERS OF

XYLO TECHNOLOGIES LTD.

TO BE HELD ON MAY 27, 2025

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE

MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

		For	Against	Abstain
1.	To approve the scheme of arrangement pursuant to Section 350 of the Israeli Companies Law 5759-1999, as detailed on the proxy statement dated April 21, 2025.	☐	☐	☐

Under Israeli law, every voting shareholder is required to notify the company whether such shareholder is an Interested Shareholder (as further described in the proxy statement). To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is not an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the approval of the arrangement at the first meeting, and not for or against approval of the arrangement at the second meeting, please notify Xylo’s Chief Financial Officer, Ms. Tali dinar, at c/o Xylo Technologies Ltd., Hanechoshet 10, Tel Aviv, Israel, telephone: +972-3-689-9124 or by email (talid@xylotech.ai). If your shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify Xylo as described in the preceding sentence.

In their discretion, the proxy is authorized to vote upon such other matters as may properly come before the Meetings or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on the Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.